Exhibit 2.1

DATED JULY 14, 2005

Between

PRICELINE.COM ACME LIMITED

(as Purchaser)

BLUE SKY INVESTMENTS B.V.

(as Seller)

and

BOOKINGS B.V.

(Company)

STOFFER ANKO NORDEN

and

CORNELIS PETRUS HENRICUS MARIA KOOLEN

and

HERMANUS VAN REE

SHARE SALE AND PURCHASE AGREEMENT

Baker & McKenzie Amsterdam NV

1017 PS Leidseplein

Amsterdam, The Netherlands

Tel: +31-20-5517555

Fax: +31-20-6267949

THIS SHARE SALE AND PURCHASE AGREEMENT is made on this 14th day of July, 2005 (the “Agreement”),

Between:

(1)                                  PRICELINE.COM ACME LIMITED, a private limited liability company organized and existing under the laws of the United Kingdom, with its registered office at 100 New Bridge Street,  London, EC4V 6JA, United Kingdom (“Purchaser”);

(2)                                  BLUE SKY INVESTMENTS B.V., a private limited liability company organized and existing under the laws of The Netherlands with its registered office at Enschede, The Netherlands (“Seller”);

(3)                                  BOOKINGS B.V., a private limited liability company organized and existing under the laws of The Netherlands with its registered office at Amsterdam and its principal place of business at (1017 SG) Weteringschans 28-4, Amsterdam, The Netherlands (“Company”);

(4)                                  STOFFER ANKO NORDEN, a private individual residing in The Netherlands (“Norden”);

(5)                                  CORNELIS PETRUS HENRICUS MARIA KOOLEN, a private individual residing in The Netherlands (“Koolen”).

and

(6)                                  HERMANUS VAN REE, a private individual residing in The Netherlands (“Van Ree”).

WHEREAS :

(A)                              Seller is the legal and beneficial owner of the total issued share capital of the Company.

(B)                                The Company is the legal and beneficial owner of the total issued share capital of the Subsidiaries and of 22.99% of the total issued share capital in Global Bookings Connection B.V.

(C)                                Global Bookings Connection B.V. is the legal and beneficial owner of the total issued share capital of Global Bookings Japan, Inc.

(D)                               The Company, the Subsidiaries, Global Bookings Connection B.V. and Global Bookings

Japan Inc. (collectively: “the Group or Group Companies”) are in the business of offering IT-services and products, more specific online services for booking hotel reservations and/or airline tickets.

(E)                                 The ultimate parent of the Purchaser is an Internet-based travel service that offers leisure airline tickets, hotel rooms, rental cars, vacation packages and cruises.

(F)                                 The Seller and the Purchaser have agreed that the Seller shall sell and transfer to the Purchaser and the Purchaser shall purchase and acquire from Seller 100% of the total issued share capital of the Company, consisting of 72,016 shares, nominal value Euro 1 per share, numbered 1 to 72,016 (collectively: the “Shares”) for the consideration and on the terms and subject to the conditions contained in this Agreement.

(G)                                Norden, Koolen and Van Ree are key executives of the Company, hold an equity interest in the Seller and will assume certain obligations under this Agreement.

THEREFORE IT IS HEREBY AGREED as follows:

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1                                 Definitions. In this Agreement, unless the context otherwise requires the words and expressions used in this Agreement shall have the meanings set out in Schedule 1.1.

1.2                                 Headings.  Headings are inserted for convenience only and shall not affect the construction of this Agreement.

ARTICLE 2 - SALE AND PURCHASE OF SHARES

2.1                                 Sale and Purchase. Seller hereby, subject to the terms and conditions of the Agreement, sells (“verkoopt”) the Shares to Purchaser, and agrees to transfer (“leveren”) the Shares to Purchaser at the Closing, free and clear of Encumbrances, and Purchaser hereby, subject to the terms and conditions of this Agreement, purchases (“koopt”) the Shares from Seller and agrees to accept the transfer (“levering”) of the Shares at the Closing.

ARTICLE 3 – CONSIDERATION

3.1                                Consideration. The consideration payable by Purchaser to Seller for the Shares shall be Euro 109,000,000 (one hundred nine million Euros) as adjusted pursuant to Articles 3.2 through 3.5 (“Consideration”), of which Euro 109,000,000 (one hundred nine million Euros) (“Closing Date Consideration”) shall be paid at Closing to the Seller as follows:

(i)                                     Euro 82,600,067.27 (eighty-two million six hundred thousand sixty-seven Euros and twenty-seven Euro cents) payable by the Purchaser to Seller in cash at Closing (“Cash Consideration”), of which EUR 3,108,970.99 (three million one hundred eight thousand nine hundred seventy Euros and ninety-nine Euro cents) will be paid directly on behalf of the Seller to ABN AMRO Bank N.V. for the repayment of the roll-over loan;

(ii)                                  Euro 15,499,932.73  (fifteen million four hundred ninety-nine thousand nine hundred thirty-two Euros and seventy-three Euro cents) payable by issuance by Purchaser to Seller of a loan note in the form attached as Schedule 3.1(ii) ( “Loan Note”); and

(iii)                               Euro 10,900,000 (ten million nine hundred thousand Euros) (“Escrowed Consideration”) shall be paid to the Escrow Agent under the Escrow Agreement to be entered into at Closing among Seller, Purchaser and the Escrow Agent in the form of Schedule 3.1(iii) (“Escrow Agreement”).  For the avoidance of doubt, the Escrowed Consideration shall secure all claims under this Agreement against the Warrantor.

3.2                                Payment of Consideration. The Consideration shall be satisfied by payment in accordance with the provisions of Article 4.3 and the Funds Flow Letter. The Seller agrees and acknowledges that upon payment by the Civil Law Notary of the Closing Date Consideration in accordance with the Funds Flow Letter, the Seller has released the Purchaser of its obligation to pay the Closing Date Consideration. The Purchaser shall transfer or procure the transfer of the Cash Consideration one day before the Closing Date to the Notary Account.

3.3                                Adjustment of Consideration. The Consideration shall be adjusted as follows. Should it be found in accordance with the following provisions of this Article 3 that the Equity as at the Closing Date exceeds or is less than EUR 3,257,174 (three million two hundred fifty-seven thousand one hundred seventy-four Euros), then the Consideration shall be increased (in case of an excess) or reduced (in case of a shortfall) by an amount equal to the established excess or shortfall.

3.4                                Closing Balance Sheet. As soon as possible after the Closing Date the Company shall, for the purpose of establishing the Equity, prepare the Closing Balance Sheet.

3.4.1                       The Purchaser and the Company shall within two months from the Closing Date submit the Closing Balance Sheet to the Seller. The Seller shall be entitled to review and/or to have an accountant appointed by the Seller to audit the Closing Balance Sheet. Any objections on the Closing Balance Sheet resulting from the review and/or audit shall be notified in writing (“Seller’s Disagreement Notice”) to the Purchaser and the Company within one month from such submittance of the Closing Balance Sheet. The Seller’s Disagreement Notice shall set out the items within the Closing Balance Sheet that the Seller disagrees with (the “Disputed Items”) and shall give reasonable particulars of such disagreement. For the purpose of Seller’s review and/or audit, the Company shall provide and the Purchaser shall allow the Company to provide the Seller and its accountant (i) access to all books and records of the Group Companies which might be considered relevant by the Seller for the purpose of this Article 3, during normal business hours and at the place where the same are normally kept, with full right to make copies thereof or take extracts there from and further (ii) with such information as the Seller and its accountant shall reasonable require. The information so made available to the Seller and its accountant shall be subject to a duty of confidentiality except for disclosures necessary for resolving any Disputed Item or otherwise required by applicable law or stock exchange rules.

3.4.2                        Where no Seller’s Disagreement Notice has been submitted against the Closing Balance Sheet within one month from submittance of the Closing Balance Sheet, the Closing Balance Sheet and the Equity reflected therein shall for the purpose hereof be agreed between and be binding on the Parties.

3.4.3                        Where Seller’s Disagreement Notice has been submitted, the Parties shall try to resolve the Disputed Items. Should they fail to do so within one month from the Seller’s Disagreement Notice (“Disagreement Date”), then any and all such Disputed Items (for the purpose of this Article the “Open Issues”) and the scope of the assignment to settle such Open Issues, shall be agreed and submitted to and settled by an accountant of an independent reputable firm of accountants (“Independent Accountant”) to be jointly appointed by the Parties within twenty (20) Business Days of the Disagreement Date or, if the Parties fail to agree on such appointment and assignment within that period, by the Chairman of the Netherlands Institute of Registered Accountants (“NIVRA”). The Parties shall within twenty (20) Business Days after such appointment submit the Closing Balance Sheet, the Open Issues and statements of their respective positions in writing to the Independent Accountant. The Independent Accountant shall determine the further procedural rules at his discretion.

3.4.4                        The Parties undertake to procure that the Independent Accountant shall then finally resolve the Open Issues by way of a written binding advice (“bindend advies”) in accordance with this Agreement and that the Independent Accountant shall notify the Parties of his decision, inter alia certifying the effect of his determination on the Equity as set forth in the Closing Balance Sheet and the resulting final amount of the Equity which he has established as at the Closing Date, as promptly as possible and in any event no later than forty (40) Business Days after his appointment. The fees and expenses arising out of the engagement of the Independent Accountant shall be borne by the Seller and the Purchaser, each for fifty (50)%.

3.4.5                        The failure of either the Seller or the Purchaser to timely submit to the Independent Accountant a written statement of its position or to otherwise fail to respond to any request of the Independent Accountant for information shall not preclude or delay the Independent Accountant’s determination of the Open Issues on the basis of the information which will have been submitted.

3.4.6                        The Company shall, subject to reasonable notice, give all information and assistance to the Independent Accountant requested by the Independent Accountant for the preparation of his binding advice. Simultaneously with providing such information to the Independent Accountant, the Company shall provide the Seller and the Purchaser with the same information. All other information provided by either the Seller or the Purchaser to the Independent Accountant shall simultaneously be provided by either the Seller or the Purchaser, as the case may be, to the Purchaser, the Company and the Seller.

3.4.7                        For the avoidance of doubt, Parties agree that the Company may include or exclude items in the Closing Balance Sheet in accordance with the Accounting Principles even if these items are or could be deemed a breach of any of the Warranties, it being understood that to the extent such item(s) lead to an adjustment of the Consideration pursuant to this Article 3, such item(s) cannot be claimed for under the Warranties.

3.4.8                        The Closing Balance Sheet shall be prepared in accordance with the Accounting Principles. For the purpose of this Article 3.4.8 Accounting Principles shall mean the in the following order of priority (i) the accounting principles, procedures, methods and bases adopted by the Company in the preparation of the Balance Sheet and to the extent consistent with GAAP and (ii) GAAP at the Closing Date. The Seller and the Purchaser furthermore agree that the investment in the domain name Booking.com (Euro 500,000) shall not be amortized at Closing and shall be valued at historical costs in the Closing Balance Sheet. The Seller acknowledges that the Closing Balance Sheet shall be prepared solely for the purposes of determining the Equity with a view to calculating the adjustment to the Consideration (if any), and that the statutory accounts or balance sheet(s) of the Group as per the Closing Date may deviate from the Closing Balance Sheet.

3.5                                Payment of shortfall or excess. By no later than three (3) Business Days after the Equity has been established either by the Parties or the Independent Accountant pursuant to Article 3.4 the Purchaser shall pay the amount of the excess referred to in Article 3.3 to the Seller, or, as the case may be, the Seller shall pay the amount of the shortfall referred to in Article 3.3, if any, to the Purchaser by transferring such amount to a bank account to be notified by the Party entitled to the payment.

ARTICLE 4 - CLOSING

4.1                                 Time and Place of Closing.  Closing shall take place at the offices of Baker & McKenzie, Leidseplein 29, 1017 PS Amsterdam, The Netherlands, at 12:00 A.M. on the Closing Date, where all (and not some only) of the events described in this Article 4 shall occur.

4.2                                 Seller’s Closing obligations.  At Closing, the Seller shall:

(a)                                  deliver or cause to be delivered to the Purchaser:

(i)                                     a copy of a letter of resignation of all supervisory directors of the Company in the form of Schedule 4.2(a)(i) attached;

(ii)                                  the original shareholders registers of the Company, Booking Europe and Bookingsportal;

(iii)                               evidence that Bookings Americas has been validly transferred to a company not being a Group Company against a payment of EUR 100,000 and that the transferee has procured that in the event that Bookings Americas is not liquidated within five months after Closing, it shall immediately amend the corporate name of Bookings Americas to a name which does not include the word “Bookings” or a similar name;

(iv)                              evidence that the receivables the Group Companies have on Bookings Americas and/or Bookings Asia, which receivables have a market value of nil and have a valuation in the audited balance sheet of 2004 of nil, have been transferred to the Seller for no consideration;

(v)                                 evidence of the transfer of the two domain names of Bookings Asia, BOOKINGS.COM.SG and BOOKING.COM.SG, to the Company without any costs to the Company;

(vi)                              evidence that the entire share capital of Bookings S.A.S has been fully paid up by the Seller;

(vii)                           evidence that the 3.226% shareholding in Bookings Hispanica has been validly transferred to the Company at no cost to the Company;

(viii)                        evidence that the limit on the credit card held by Koolen (which card is used for payment of web-marketing expenses) has been reduced from Euro 100,000 to Euro 50,000; and

(ix)                                the Employee Loan Assignment Agreement duly countersigned by Gillian Tans acknowledging the Seller as her new creditor;

(b)                                 execute:

(i)                                     the Loan Note;

(ii)                                  the Employee Loan Assignment Agreement in the form attached as Schedule 4.2(b)(ii);

(iii)                               the Notarial Transfer Deed in the form attached as Schedule 4.2(b)(iii);

(iv)                              the Funds Flow Letter in the form attached hereto as Schedule 4.2(b)(iv);

(c)                                  cause the Key Managers to enter into a new employment agreements with the Company;

(d)                                 cause the Management Shareholders to re-invest a specified part of their share of the Closing Date Consideration into UK Holding Company in exchange for shares in UK Holding Company pursuant to the Re-investment Documents;

(e)                                  cause the Company to execute the Employee Loan Assignment Agreement;

(f)                                    cause the Company to execute the Notarial Transfer Deed (acknowledging the transfer of the Shares); and

(g)                                 authorize the civil law notary executing the Notarial Transfer Deed to make the relevant entries in the shareholders’ register of the Company.

4.3                                 Purchaser’s Closing Obligations.  At Closing, the Purchaser shall:

(a)                        execute:

(i)                                     the Funds Flow Letter (thus authorizing the release of the Consideration from the Notary Account to such bank account designated in the Funds Flow Letter);

(ii)                                  the Notarial Transfer Deed; and

(iii)                               the Loan Note.

4.4                                 Non-Compliance. If the Seller or Purchaser fails to perform any action required from it under Article 4.2 and 4.3, the other Party may, at its option and without prejudice to any of its other rights and claims (including, also if this Agreement is terminated, any right to payment of damages):

(a)                                  demand that the defaulting Party performs the relevant actions on a day and at a time to be determined by the non-defaulting Party; or

(b)                                 terminate this Agreement by written notice (without any liability towards the defaulting Party).

4.5                                 Waiver of Pledge.  Immediately subsequent to Closing the Company and ABN AMRO Bank N.V. will execute the Waiver of Pledge in the form attached as Schedule 4.5;

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES

5.1                                 Warranties. The Warrantor represents, warrants and undertakes (“verklaart, staat er voor in en garandeert”) to the Purchaser that each of the representations and warranties set forth in Schedule 5.1 (“Warranties’) is at the Closing Date true, accurate, and not misleading. The Warrantor and the Purchaser explicitly agree that the Warranties shall constitute an allocation of risks between the Purchaser and the Warrantor to the extent that adverse consequences from incorrect and/or incomplete Warranties shall at all times be for the full account and liability of the Warrantor.

5.2                                 Data Room Materials.  The Seller has allowed Purchaser and its advisors to study certain documentation in relation to the Group Companies for the purpose of carrying out a due diligence investigation (“Data Room Materials”). A copy of the index containing the Data Room Materials is attached hereto as Schedule 5.2.  For the avoidance of doubt, the information contained in the Data Room Materials shall in no way limit any of the Warranties or limit Warrantor’s liability under this Agreement, except as specifically set forth in the Disclosure Letter.

5.3                                 Disclosure Letter. The Warranties are given subject to matters fully and specifically disclosed in the Disclosure Letter attached hereto as Schedule 5.3, but no other information relating to the Group of which the Purchaser has knowledge and no investigation by or on behalf of the Purchaser shall prejudice any claim made by the Purchaser under the Warranties or operate to reduce any amount recoverable. No letter, document or other communication shall be deemed to constitute a disclosure for the purposes of this Agreement unless the same is expressly referred to in the Disclosure Letter.

5.4                                 Qualifications.  Where any statement in the Warranties or any confirmation or certificate given by the Warrantor hereunder or pursuant hereto is qualified by the expression “so far as the Warrantor is aware” or “to the best of the Warrantor’s knowledge and belief” or any similar expression, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry.

5.5                                 Information from Group.  The Warrantor hereby agrees with the Purchaser to waive any rights which it may have in respect of any misrepresentation or inaccuracy in, or omission from, any information or advice supplied or given by any of the members of the Group or their directors, employees or advisers in connection with the giving of the Warranties and the preparation of the Disclosure Letter.

5.6                                 No awareness of existing claims. The Purchaser acknowledges and confirms that at the time of entering into this Agreement it is not actually aware that it has any grounds on which to bring a Claim.

5.7                                 Seller’s Warranties. The Seller represents and warrants that each of the representations and warranties set forth in Schedule 5.7 (“Seller’s Warranties”) is at the date of this Agreement true, accurate, and not misleading.

5.8                                 Purchaser’s Warranties. The Purchaser represents and warrants that each of the representations and warranties set forth in Schedule 5.8 (“Purchaser’s Warranties”) is at the date of this Agreement true, accurate, and not misleading.

ARTICLE 6 – REMEDIES

6.1                                 Breaches and defaults. In the event of a Breach (“inbreuk”) of any of the Warranties (“Breach”) the Warrantor shall reimburse and hold harmless (“schadeloos stellen”) either the Purchaser or the pertinent member of the Group (at the option of the Purchaser) for all Damages suffered by the Purchaser or the relevant member of the Group as a result of such Breach, without prejudice to other statutory rights of the Purchaser.  In addition, in the event of a default (“tekortkoming”) in the compliance (“nakoming”) by Seller of any other obligations under this Agreement (“Default”), the Seller shall reimburse and hold harmless (“schadeloos stellen”) either the Purchaser or the pertinent member of the Group (at the option of the Purchaser) for all Damages suffered by the Purchaser or the relevant member of the Group as a result of such Default, without prejudice to other statutory rights of the Purchaser.

6.2                                 Breaches of Seller’s and Purchaser’s Warranties. In the event of a breach of any of the Seller’s Warranties or the Purchaser’s Warranties, the Party in breach shall reimburse and hold harmless (“schadeloos stellen”) the other Party for all Damages suffered by such Party.

6.3                                 Claim on behalf of Group. It is expressly understood that if and to the extent an event gives rise to a Claim under more than one Warranty, the Purchaser shall be entitled to file a Claim under any such breached Warranty as it may deem fit, on its own behalf and/or on behalf of the relevant member of the Group as third party beneficiary of the right to be reimbursed and held harmless pursuant to this Article 6, provided, however, that it cannot claim reimbursement of the same Damages twice. Also, for the avoidance of doubt it, is expressly confirmed and understood that where this Article 6 refers to “Damages suffered by the Purchaser or relevant member of the Group”, such damages shall not be deemed to have been doubly incurred by both the Purchaser and the relevant member of the Group, which means that any Damages suffered for which the relevant member of the Group is reimbursed cannot be claimed twice by the Purchaser, and vice versa.

6.4                                 Survival Period. Subject to Article 6.6, all Warranties shall survive the Closing Date for 15 months provided, however, that:

(i)                                     the Warranties set forth in Section 14 (taxation) of the Warranty Schedule shall survive the Closing Date until the relevant statute of limitations with respect to Taxes, including the term during which additional assessments can be levied (“navorderingstermijn or naheffingstermijn”, as referred to in Articles 16 and 20 of the “Algemene wet inzake Rijksbelastingen”), shall have expired;

(ii)                                  the Warranties set forth in Section 1 and 2 (organisation and capitalisation)  of the Warranty Schedule shall be unlimited in time; and

All such Warranties shall expire on such dates, except for Claims asserted by the Purchaser prior to such dates.

6.5                                 Threshold.

(a)                                   The Purchaser shall not be entitled to seek indemnification for any Claim unless the amount of Damages relating to such Claim exceeds Euro 40,000 (forty thousand Euros).

(b)                                  The Purchaser agrees not to enforce any Claim until the aggregate amount of all indemnifiable Claims exceeds Euro 300,000 (three hundred thousand Euros) and then the Purchaser shall be entitled to recover all Claims from the first Euro.

6.6                                 Qualifications to Limitations. If in any case a Claim has arisen by (i) reason of fraud or wilful concealment or dishonesty or deliberate non-disclosure on the part of the Warrantor prior to or on the Closing Date or (ii) any signatory on its behalf being claimed not to have had legal authority or capacity to enter into the Agreement or any agreement ancillary thereto, then in any such case none of the limitations set forth in Articles 6.4 (survival), 6.5 (thresholds) and 6.8 (limitation of liability) shall apply. Furthermore, in the event a Claim has arisen by reason of fraud (“bedrog”) on the part of Norden, Koolen and/or Van Ree or any of them, the latter three individuals will be deemed to have been a Warrantor as per the Closing for the purposes of this

Agreement together with the Seller on a joint and several basis (“hoofdelijk”), and for the avoidance of any doubt then the limitations set forth in Articles 6.4 (survival), 6.5 (thresholds) and 6.8 (limitation of liability) shall not apply to Norden, Koolen and Van Ree.

6.7                                 Additional Indemnity. In addition, and without prejudice to Article 6.1, the Seller shall indemnify and hold the Purchaser and the Group harmless from any and all Damages arising out of or in connection with:

(a)                                 any and all liability of the Group for Taxes attributable to periods ending on or before the Closing Date to the extent not reserved against in the Closing Balance Sheet, including any and all Taxes ensuing from or related to (i) the management and consultancy agreements on the basis of which Messrs Norden, Docter and Koolen provide services to the Group; (ii) hiring of employees from employment agencies; and (iii) hiring self-employed personnel, either directly or through closely held companies;

(b)                                 any and all liability of the Group Companies for Taxes that arise after Closing as a result of an act, omission or transaction by a Person other than the Group Companies and which liability for Tax falls upon the Group Companies as a result of its having been in the same group for Tax purposes (“fiscal unity” in Dutch “fiscale eenheid”)) as that Person at any time before Closing;

(c)                                  any and all liability of the Group Companies for Taxes resulting as a consequence of the termination as per Closing of the fiscal unity between the Seller and the Group Companies;

(d)                                 any and all liability of the Group Companies resulting as a consequence of the Benefit Plans at Closing not being in compliance with the Act on Equal Treatment in Employment concerning Age Discrimination (“Wet gelijke behandeling op grond van leeftijd”);

(e)                                  the use on the websites and/or in the database of information provided by Third Parties, including – but not limited to – price lists, descriptions, signs and photographs provided by the hotels;

(f)                                    any and all liability of the Group Companies concerning Bookings Asia (including the liquidation thereof) and Bookings Americas;

it being understood and agreed that the limitation of liability as set forth in Article 6.4 and 6.5 shall not apply to these indemnities.

6.8                                 Limitation of Liability. Subject to the last sentence of Article 6.6, the aggregate liability of the Warrantor under this Agreement shall be limited to Euro 10,900,000 (ten million nine hundred thousand Euros).

6.9                                 Claim Restrictions.

6.9.1                        The Warrantor shall not be liable in respect of any Claim in respect of any matters resulting from a change of accounting policy or practice or the length of any accounting period of the Purchaser or the Group introduced after Closing unless introduced to comply with any requirement of law which was not being properly complied with by the Group on or prior to Closing.

6.9.2                        The Warrantors shall not be liable in respect of any Claim to the extent that such Claim relates to any losses which have been recovered by the Group pursuant to a policy of insurance in force or would have been recovered if the Group had maintained in full force and effect insurance cover of a reasonable scope having regard to the nature of the Group’s business from time to time.

6.9.3                        The Warrantors shall not be liable in respect of a Claim to the extent that specific provision or reserve in respect of the matter giving rise to the Claim shall have been made in the Closing Balance Sheet. If any Claim is made, the Purchaser shall use its reasonable endeavours to procure that the Warrantor and its representatives and advisers are given reasonable access to the books and records and the working papers underlying the Closing Balance Sheet for the purposes of ascertaining whether any, and if so what, amount is applicable to the Claim for the purposes of this Article 6.9.3.

6.9.4                        The Warrantor shall not be liable in respect of any Claim if and to the extent that the loss occasioned in relation thereto has been recovered under any other Claim.

6.9.5                        Parties acknowledge that article 6:102 of the DCC (“eigen schuld”) will be applicable to the calculation of the Damages.

6.9.6                        In determining the amount of any Claim the following shall be taken into account: (i) any Tax refund received by any of the Group Companies and (ii) any reduction in Tax realized by any of the Group Companies (to the extent that such refund or reduction is attributable to the facts giving rise to the Claim), as well as (iii) any tax payable by the Purchaser upon contribution to or payment to a Group Company of payments for Damages received.

6.10                           Claim Procedure.

(a)                                  The Purchaser shall give the Warrantor written notice (“Indemnification Notice”) of any facts and the circumstances giving rise to a Claim under this Agreement within 30 days of the Purchaser’s becoming aware of the facts and circumstances giving rise to such Claims. However, failure of the Purchaser to give such notice within such 30-day period shall not relieve the Warrantor of its liability with respect to such Claim except to the extent that Purchaser’s failure to give notice within such period causes damages to the Warrantor.

(b)                                 If the Claim relates to a Claim or the commencement of an action or proceeding by a Third Party against any member of the Group and/or the Purchaser, then the Warrantor shall have, upon request within sixty (60) days after receipt of the Indemnification Notice (but not in any event after the settlement or compromise of such claim), the right to defend, at their own expense and by their own counsel, any such matter involving the asserted liability of the relevant member of the Group and/or the Purchaser; provided, however, that if the relevant member of the Group and/or the Purchaser determines that there is a reasonable probability that a Claim may materially and adversely affect it, it shall at its own discretion have the right to defend (with the participation of the Warrantor, if the Warrantor so elects), compromise or settle such Claim or suit, provided however the Warrantor has been timely involved in the settlement negotiations.

(c)                                  If the Claim does not relate to a Claim or the commencement of an action or proceeding by a Third Party, the Warrantor shall have thirty (30) Business Days after receipt of the Indemnification Notice during which it shall have the right to object to the subject matter and the amount of the claim set forth in the Indemnification Notice by delivering written notice thereof to the Purchaser. If the Warrantor does not so object within such thirty-day period, it shall be conclusively deemed to have agreed that it is obligated to indemnify Purchaser for the matters set forth in the Indemnification Notice. If the Warrantor sends notice to the Purchaser objecting to the matters set forth in the Indemnification Notice, the Warrantor and the Purchaser shall use their best efforts to settle the Claim.  If the Warrantor and the Purchaser are unable to settle the Claim, the matter shall be resolved in the manner set forth in Article 12 of this Agreement.

(d)                                 If the Purchaser makes any Claim or gives notice of any Claim the Purchaser shall, and shall procure that the Company shall, on a confidential basis solely for the purpose of enabling the Warrantor to assess the Claim or potential Claim (a) provide relevant documents to the Warrantor and (b) (if relevant to the claim) request the auditors (past and present) of the Company to make available their audit working papers in respect of audits of the Company’s accounts for any relevant accounting period in connection with such Claim or potential Claim to the Warrantor.

(e)                                  All Claims will first be settled from the Escrowed Consideration.

6.11                           Other Indemnification Provisions. The remedies provided in this Article 6 shall not be exclusive of or limit any other remedies that may be available at law.

ARTICLE 7 - RESTRICTIONS ON SELLER AND CERTAIN RELATED PARTIES

7.1                                 Restrictions. The Seller undertakes that, except with the prior written consent of the Purchaser:

(a)                                  for the period of three years after Closing it will not, within any country in which the Group has carried on business during the year preceding Closing either on its own account or in conjunction with or on behalf of any person, firm or company carry on or be engaged, concerned or interested, directly or indirectly, whether as shareholder, director, employee, partner, agent or otherwise carry on the Business (other than as a holder of not more than 5 per cent of the issued shares or debentures of any company listed on a stock exchange);

(b)                                 for the period of three years after Closing it will not either on its own account or in conjunction with or on behalf of any other person, firm or company solicit or entice away or attempt to solicit or entice away from the Group the custom of any person, firm, company or organisation who shall at any time within the year preceding Closing have been a customer, identified prospective customer, representative, agent, or correspondent of the Group or in the habit of dealing with the Group; or enter into any contract for sale and purchase or accept business from any such person, firm, company or organisation in a business area in which the Group operates;

(c)                                  for the period of three years after Closing it will not either on its own account or in conjunction with or on behalf of any other person, firm or company employ, solicit, entice away or attempt to employ, solicit or entice away from the Group any person who at Closing is, or at the date of, or within the year preceding such employment, solicitation, enticement or attempt shall have been a manager, consultant or employee of the Group whether or not such person would commit a breach of contract by reason of leaving such employment;

(d)                                 it will not at any time hereafter make use of or disclose or divulge to any person (other than to directors or employees of the Group whose province it is to know the same)

and will keep confidential any information (other than any information properly available to the public or disclosed or divulged pursuant to an order of a court of competent jurisdiction) relating to the Group, the identity of their customers and suppliers, their products, finance, contractual arrangements, business or methods of business;

(e)                                  if, in connection with the business or affairs of the Group, it shall have obtained trade secrets or other confidential information belonging to a Third Party under an agreement purporting to bind the Group which contained restrictions on disclosure it will not at any time infringe such restrictions; or

(f)                                    it will not at any time hereafter in relation to any trade, business or company use a name, mark or any word confusingly similar thereto in such a way as to be capable of or likely to be confused with any trademark of the Group and it shall use its best endeavours to procure that no such trademark shall be used by any person, firm or company with which it is connected.

7.2                                 Certain related parties. The Seller procures that the Key Managers and the Management Shareholders shall be bound by and observe the provisions of this Article 7 as if they were parties covenanting with the Purchaser in the same terms.

7.3                                 Continued Effectiveness. While the restrictions contained in this Article 7 are considered by the Parties to be reasonable in all the circumstances, it is recognized that restrictions of the nature in question may fail for technical reasons and accordingly it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Purchaser, but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

ARTICLE 8 - RESTRICTION ON ANNOUNCEMENTS

Each of the Parties hereto undertakes that prior to Closing and thereafter it will not (save as required by law) make any announcement in connection with this Agreement, unless the other Party hereto shall have given its written consent to such announcement (which consent may not be unreasonably withheld and may be given either generally or in a specific case or cases and may be subject to conditions).

ARTICLE 9 - CONFIDENTIAL INFORMATION

9.1                                 Non-disclosure. The Parties undertake that they shall treat as strictly confidential all Confidential Information received or obtained by them or their employees, agents or advisers as a result of entering into or performing this Agreement including information relating to the provisions of this Agreement, the negotiations leading up to this Agreement, the subject matter of this Agreement or the business or affairs of each of the Parties or any member of their group and subject to the provisions of Article 9.2 that they will not at any time hereafter make use of or disclose or divulge to any person any such Confidential Information and shall use their best endeavours to prevent the publication or disclosure of any such information.

9.2                                 Exceptions. The restrictions contained in Article 9.1 shall not apply so as to prevent the Parties from making any disclosure required by law or by any securities exchange or supervisory or regulatory or governmental body pursuant to rules to which the relevant Party is subject or from making any disclosure to any professional adviser for the purposes of obtaining advice (provided always that the provisions of this Article shall apply to and the Parties shall procure that they apply to, and are observed in relation to, the use or disclosure by such professional adviser of the information provided to him) nor shall the restrictions apply in respect of any information which comes into the public domain otherwise than by a breach of this Article by the Parties.

ARTICLE 10 - MISCELLANEOUS

10.1                           Parties’ Costs. Each Party to this Agreement shall pay its own costs and disbursements of and incidental to this Agreement and the sale and purchase of the Shares, provided that all costs associated with the Notarial Transfer Deed shall be borne by the Purchaser. The Group shall not pay any fees or other costs of outside advisors in connection with the transactions contemplated hereby.

10.2                           Waiver. No failure or delay by the Purchaser in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by the Purchaser of any breach by the Seller of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

10.3                           Assignment. The Warrantor and the Purchaser may not assign this Agreement (“contractsoverneming”) or assign or encumber its rights thereunder, without the prior written consent of the other Party, which consent shall not unreasonably be withheld save that, with respect to the Purchaser such consent shall not be required provided (i) that the Purchaser shall assign this Agreement to an Affiliate and (ii) in the event that such Affiliate is no longer an Affiliate, this Agreement shall be re-assigned to the Purchaser.

10.4                           Entire Agreement. This Agreement (together with any documents referred to herein or executed contemporaneously or at Closing by the Parties in connection herewith) constitutes the whole agreement between the Parties and supersedes any previous agreements or arrangements between them relating to the subject matter of this Agreement and it is expressly declared that no variations of this Agreement shall be effective unless made in writing and executed by the Parties.

10.5                           Continuity of obligations. All the provisions of this Agreement shall remain in full force and effect notwithstanding Closing (except insofar as they set out obligations that have been fully performed at Closing).

10.6                           Severability. If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

10.7                           Other Rights and Remedies. Any right of termination conferred upon the Purchaser hereby shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which the Purchaser may be entitled in respect of the breach of this Agreement) and no exercise or failure to exercise such a right of termination shall constitute a waiver by the Purchaser of any such other right or remedy.

10.8                           Release. At Closing the Seller shall have released the Group from any and all obligations and liabilities of the Group vis-à-vis the Seller.

10.9                           Further acts.  Upon and after Closing the Seller shall do and execute or cause to be done and executed all such further acts, deeds, documents and things as may be necessary to give effect to the terms of this Agreement.

10.10                     Interpretation. This Agreement shall constitute an allocation of risks between the parties. The Parties deem the security they may derive from the provisions of this Agreement essential.

10.11                     Third Party Beneficiary Rights. Unless this Agreement explicitly provides otherwise, it contains no stipulations for the benefit of a Third Party which could be invoked by a Third Party against a Party, except for each member of the Group, which are considered as a Third Party beneficiary of the right to be reimbursed and held harmless and to file cross claims (“in vrijwaring oproeping”) in the event of a Claim in accordance with Article 6. However, notwithstanding the foregoing, this Agreement may be modified or supplemented without the consent of the members of the Group.

10.12                     Civil Law Notary. The Parties are aware of the fact that the Civil Law Notary works with Baker & McKenzie, the firm that advises the Purchaser in this transaction. With reference to the Code of Conduct (“Verordening beroeps- en gedragsregels”) established by the Royal Notarial Professional Organisation (“Koninklijke Notariële Beroepsorganisatie”), the Parties hereby explicitly agree (i) that the Civil Law Notary shall execute any notarial deed(s) related to this Agreement and (ii) that the Purchaser is assisted and represented by Baker & McKenzie in relation to this Agreement and any agreements that may be concluded, or disputes that may arise, in connection therewith.

10.13                     Taxes.

10.13.1                            If, after the sale, the Seller owes any corporate income or other tax with respect to, or in connection with, legal entities that are part of the Group Companies, resulting in a benefit for the relevant company, e.g., as a result of the application of Article 15(a)(i) of the Dutch Corporate Income Tax Act 1969, the latter will reimburse the Seller for the amount of the benefit thus obtained if and as soon as said benefit arises. The Purchaser will ensure that this reimbursement will take place as described above.

10.13.2                            The Group Companies which up to the Closing Date belong to the “Blue Sky Investments B.V. fiscal unity”, will pay to the Seller the amount of corporate income tax relating to such Group Companies for any period up to Closing as follows. Within two weeks from the Closing Date, the Seller will request from the tax authorities a provisional assessment (“voorlopige aanslag”) for the financial year 2005, in which assessment the result of and tax payable by the Group Companies for the period up to Closing is included.  Based on this assessment, the amount of corporate income tax relating to the Group Companies for any period up to Closing that has not been previously paid to Seller will be paid directly to the tax authorities by the relevant Group Companies. If this payment is less than the payable to the Seller set forth on the Closing Balance Sheet (on account of corporate income tax owed by the Group Companies to the Seller) the difference will immediately be paid by the relevant Group Companies to the Seller, after which the full payable to the Seller on account of corporate income tax will be deemed to have been paid.

10.14                     Waiver of Rights. To the extent permitted by law, the Parties hereby waive their rights under Articles 6:228 through 6:230 and 6:265 through 6:272, respectively, of the Civil Code to rescind (“ontbinden”) or nullify (“vernietigen”) on the ground of mistake (“dwaling”).

10.15                     Spouse approval. Koolen declares that he has obtained from his spouse the requisite approvals as referred to in Article 1:88 sub-Article 1, beginning and under Article c, of the DCC. A true copy of the relevant statement from which such approval is evident, is attached hereto as Schedule 10.15.

10.16                     Keep well.  Each of Norden, Koolen and Van Ree procure that during the survival periods as set forth in Article 6.4 the Seller will remain in existence and in good standing.

10.17                     Domain names.  Subsequent to Closing, if requested by the Purchaser, the Seller will procure and transfer any relevant domain names of Bookings Americas.

ARTICLE 11 – NOTICES

11.1                           Notices. Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered by hand or sent to the relevant Party at the following address by registered mail (with receipt of delivery):

To the Purchaser:	Priceline.com ACME Limited
100 New Bridge Street
London, EC4V 6JA
United Kingdom
Telephone No:
Facsimile No:
Attention: Managing Director

With a copy to:	Baker & McKenzie Amsterdam N.V.
Attn. Mr. J. Hoekstra
Leidseplein 29
1017 PS Amsterdam
The Netherlands
Telephone No.: +31 20 5517 879
Facsimile No.: +31 20 626 79 49

To the Seller:	Blue Sky Investments B.V.
Broekmaatweg 110
7548 RV Enschede
The Netherlands
Telephone No: +31 6 5150 1659
Attention: Managing Director

With a copy to:	Kienhuis Hoving Advocaten Notarissen
Attn. Mr. R. Prakke
Pantheon 25
Enschede
The Netherlands
Telephone No.: +31 53 480 4200
Facsimile No.: +31 53 480 4299

ARTICLE 12 - GOVERNING LAW AND ARBITRATION

12.1                           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of The Netherlands.

12.2                           Arbitration.  All disputes arising in connection with this Agreement, or further agreements or contracts resulting thereof, shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (“Nederlands Arbitrage Instituut”). The arbitral tribunal shall be composed of three arbitrators. The place of arbitration shall be Amsterdam. The arbitral procedure shall be conducted in the English language. The arbitral tribunal shall decide according to the rules of law (“naar de regelen des rechts”). Consolidation of the arbitral proceedings with other arbitral proceedings pending in The Netherlands, as provided in art. 1046 of The Netherlands Code of Civil Procedure is excluded.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

Purchaser:

PRICELINE.COM ACME LIMITED

By:	By:
Title:	Title:

Seller:

BLUE SKY INVESTMENTS B.V.

By:	By:
Title:	Title:

Company:

BOOKINGS B.V.

By:	By:
Title:	Title:

STOFFER ANKO NORDEN

CORNELIS PETRUS HENRICUS MARIA KOOLEN

HERMAN VAN REE

SCHEDULE 1.1

DEFINITIONS

“Accounting Principles”	Has the meaning ascribed to it in Article 3.4.8;

“Agreement”	Means this share sale and purchase agreement, including all schedules and annexes thereto;

“Balance Sheet”	Has the means ascribed to it in Section 3 of the Warranties Schedule;

“Balance Sheet Date”	Has the meaning ascribed to it in Section 3 of the Warranties Schedule;

“Benefit Plans”	Has the meaning ascribed to it in Section 13 of the Warranties Schedule;

“Bookings Americas”	Means Bookings Americas S.A., a company organized and existing under the laws of Chile;

“Bookings Asia”	Means Bookings Asia Private Ltd, a company organized and existing under the laws of Singapore;

“Bookings Hispanica”	Means Bookings Hispanica SL, a company organized and existing under the laws of Spain;

“Bookingsportal”	Means Bookingsportal B.V., a company organized and existing under the laws of The Netherlands;

“Bookings Deutschland”	Means Bookings Deutschland GmbH, a company organized and existing under the laws of Germany;

“Booking Europe”	Means Bookings Europe B.V., a company organized and existing under the laws of The Netherlands;

“Bookings S.A.S”	Means Bookings S.A.S., a company organized and existing under the laws of France;

“Bookings Italia”	Means Bookings Italia SRL, a company organized and existing under the laws of Italy;

“Breach”	Has the meaning ascribed to it in Article 6.1;

“Business Day”	Means any day on which the banks are not required or

authorized to be closed for business in The Netherlands, excluding Saturdays and Sundays;

“Business”

Means the offering of travel services, either online (through the internet) or through some other means of communication, including but not limited to online services for booking hotel reservations, and/or airline tickets and/or car rentals;

“Cash Consideration”	Has the meaning ascribed to it in Article 3.1;

“Civil Law Notary”	Means the civil law notary mr M.P. Bongard or any other civil law notary of Baker & McKenzie Amsterdam NV, or any of their deputies;

“Claim”	Means any notice provided under the notice provisions of the Agreement pursuant to which either party asserts a claim for indemnification under Article 6;

“Closing”	Means completion of the sale and purchase of the Shares as specified in Article 4;

“Closing Balance Sheet”	the consolidated balance sheet of the Company as of the Closing Date prepared in accordance with Article 3.4

“Closing Date”	Means July 14, 2005;

“Closing Date Consideration”	Has the meaning ascribed to it in Article 3.1;

“Company”	Has the meaning ascribed to it in on the first page of the Agreement;

“Company’s Auditor”	Means KPMG Accountants;

“Company Property”	Has the meaning ascribed to it in Section 6 of the Warranties Schedule;

“Confidential Information”

Means any and all data and information relating to the Company and/or to the business and affairs of a Party that may be provided, orally, in writing or digitally, to the other Party that is marked or expressly stated as being “confidential”;

“Consideration”	Has the meaning ascribed to it in Article 3.1;

“Damages”

Has the meaning defined in Articles 6:95 and 6:96 of the DCC, including in the event of a Breach, the cash amount necessary to put the Purchaser (or at the option of Purchaser, the relevant Group Company) in a position similar to the position the Purchaser or such Group Company would have been in without the relevant Breach;

“Data Room Materials”	Has the meaning ascribed to it in Article 5.2;

“DCC”	Means the Dutch Civil Code;

“Default”	Has the meaning ascribed to it in Article 6.1;

“Disclosure Letter”	Means the disclosure from the Seller to the Purchaser disclosing information constituting exceptions to the Warranties;

“Disagreement Date”	Has the meaning ascribed to it in Article 3.4;

“Disputed Items”	Has the meaning ascribed to it in Article 3.4;

“Documentation”	Has the meaning ascribed to it in Section 8 of the Warranties Schedule;

“Dutch Subsidiaries”	Means Bookingsportal B.V. and Bookings Europe B.V.;

“Employee Loan”	Means the loan agreement between the Company and Gillian Tans dated March 10, 2004 in the amount of EUR 100,000;

“Employee Loan Assignment Agreement”	Means the agreement assigning the Employee Loan from the Company to the Seller as attached hereto in Schedule 4.2(e);

“Environmental Laws”

means all laws (including all DCC articles relating to tortuous liability), statutes, directives, regulations, notices, decrees or orders whether of the European Community, the local country, a province, a water board or a municipality, relating to pollution, contamination, damage to third parties as a result of such pollution or contamination, and/or protection of the environment or to the storage, labeling, handling, release, treatment, manufacture, processing, deposit, transportation or disposal of substances including waste, including without limitation occupational health and safety matters;

“Environmental Permits”

means any permit, license, authorization, acceptance, consent or other approval that may be required by any Environmental Laws, and all conditions, limitations and requirements of all Environmental Permits necessary to operate in compliance with Environmental Laws;

“Equity”	Means the consolidated equity of the Company comprising of issued and paid up share capital and reserves;

“Escrow Agent”	Means the escrow agent set forth in the Escrow Agreement;

“Escrow Agreement”	Has the meaning ascribed to it in Article 3.1;

“Escrowed Consideration”	Has the meaning ascribed to it in Article 3.1;

“Encumbrance”

Means any mortgage, assignment of receivables, debenture, lien, charge, pledge, title retention, right to acquire, security interest, option, right of first refusal, usufruct (“vruchtgebruik”) or limited right (beperkt recht) and any other encumbrance, attachment (“beslag”) or condition whatsoever;

“Euro”	Means Euro, the lawful currency of certain participating member states of the European Union;

“Financial Statements”	Has the meaning ascribed to it in Section 3b of the Warranties Schedule;

“Funds Flow Letter”	Means the letter executed by the Civil Law Notary, the Seller and the Purchaser;

“GAAP”	Means the generally accepted accounting principles of The Netherlands;

“Governmental Authority”

Means, in relation to any country, the government of that country and any ministry, department, political subdivision, instrumentality, agency, corporation or commission under the direct or indirect control of such government;

“Government Authorizations”

Means all authorizations, consents, decrees, permits, waivers, privileges, approvals from and filings with all Governmental Instrumentalities necessary for the transactions contemplated by this Agreement;

“Group” and “Group Companies”	Has the meaning ascribed to it in the Recitals;

“Hotel Agreement”	Has the meaning ascribed to it in Section 9a of the Warranties Schedule;

“Indemnification Notice”	Has the meaning ascribed to it in Article 6.10;

“Independent Accountant”	Has the meaning ascribed to it in Article 3.4;

“Insurance Policies”	Has the meaning ascribed to it in Section 12 of the Warranties Schedule;

“IP Rights”	Has the meaning ascribed to it in Section 7 of the Warranties Schedule;

“IT System”	Has the meaning ascribed to it in Section 8 of the Warranties Schedule;

“Key Managers”	Means the following persons: Koolen, Norden, Anthonie Jan Kosten, Hermanus van Ree, Herald van der Breggen and Gillian Tans;

“Know How”	Has the meaning ascribed to it in Section 7 of the Warranties Schedule;

“Koolen”	Has the meaning ascribed to it on the first page of the Agreement;

“Loan Note”	Has the meaning ascribed to it in Article 3.1;

“Licensed Rights”	Has the meaning ascribed to it in Section 7 of the Warranties Schedule;

“Management Shareholders”

Means the following individuals: Norden, Koolen, Van Ree, Herald van der Breggen, Arthur Kosten, Pieter van Doorne, Harold van Oostrom, Han Zier, Jan Docter, Gillian Tans, Martin Amersfoort, Donatella Cascino, Marnix van der Ploeg, Jasper Cramwinkel, Mariska Hekkers and Martin Lamme;

“Material Contracts”	Has the meaning ascribed to it in Section 9 of the Warranties Schedule;

“Non-Registered IP Rights”	Has the meaning ascribed to it in Section 7 of the Warranties Schedule;

“Norden”	Has the meaning ascribed to it on the first page of the Agreement;

“Notary Account”	Means the notary account (“Kwaliteitsrekening Notariaat”) of Baker & McKenzie Amsterdam N.V., with ABN AMRO Bank N.V., account number: 54.31.72.201, IBANCODE NL72 ABNA 0543172201;

“Notarial Transfer Deed”	Means the notarial deed executed by a civil law notary authorized in The Netherlands pursuant to which the Shares are transferred;

“Open Source Software”	Has the meaning ascribed to it in Section 8 of the Warranties Schedule;

“Open Issues”	Has the meaning ascribed to it in Article 3.4;

“Party”	Means any Party in this Agreement;

“Permits”	Has the meaning ascribed to it in Section 11 of the Warranties Schedule;

“Person”	Means any legal entity, firm, corporation, partnership or other business or legal person, as well as any natural person;

“Purchaser”	Has the meaning ascribed to it in on the first page of the Agreement;

“Purchaser’s Warranties”	Has the meaning ascribed to it in Article 5.6;

“Re-investment Documents”

Means the documentation which governs the re-investment by the Management Shareholders of a specified part of their share of the Closing Date Consideration into UK Holding Company in exchange for shares in UK Holding Company;

“Real Property Leased”	Has the meaning ascribed to it in Section 5 of the Warranties Schedule;

“Recitals”	Means the recitals of this Agreement;

“Registered IP Rights”	Has the meaning ascribed to it in Section 7 of the Warranties Schedule;

“Seller”	Has the meaning ascribed to it in on the first page of the Agreement;

“Seller’s Disagreement Notice”	Has the meaning ascribed to it in Article 3.4.1;

“Seller’s Warranties”	Has the meaning ascribed to it in Article 5.5;

“Separable Custom-made Software”	Has the meaning ascribed to it in Section 8 of the Warranties Schedule;

“Shares”	Has the meaning ascribed to in the Recitals;

“Software”	Has the meaning ascribed to it in Section 8 of the Warranties Schedule;

“Source Code”	Has the meaning ascribed to it in Section 8 of the Warranties Schedule;

“Subsidiaries”	Means Bookingsportal, Bookings Europe, Bookings Italy, Bookings Hispanica, Bookings SAS and Bookings Deutschland, details of which are set forth in Schedule A;

“Tax” , “Taxes” or “Taxation”

means any and all taxes, whether direct or indirect and whether levied by reference to income, profits, gains, capital contributions, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto;

“Third Party”	Means any person who is not a Party;

“UK Holding Company”	Means the UK company which at Closing will hold the entire issued share capital of the Purchaser, Priceline.com Europe Holding N.V. and Active Hotels Limited;

“Van Ree”	Has the meaning ascribed to it on the first page of the Agreement;

“Waiver of Pledge”	Means the notarial deed waiving the pledge on the Shares;

“Warranties”	Has the meaning ascribed to it in Article 5.1;

“Warranties Schedule”	Means Schedule 5.1 to the Agreement;

“Warrantor”

Means the Seller, provided, however, that in the event a Claim has arisen by reason of fraud (“bedrog”) on the part of the Norden, Koolen and/or Van Ree or any of them, the latter three individuals will be deemed to have been a Warrantor as per the Closing for the purposes of this definition and the Agreement together with the Seller on a joint and several basis (“hoofdelijk”);

SCHEDULE 3.1(II)

LOAN NOTE

SCHEDULE 3.1(III)

ESCROW AGREEMENT

SCHEDULE 4.2 (A)(I)

LETTERS OF RESIGNATION

SCHEDULE 4.2(B)(II)

EMPLOYEE LOAN ASSIGNMENT AGREEMENT

SCHEDULE 4.2(B)(III)

NOTARIAL TRANSFER DEED

SCHEDULE 4.2(B)(IV)

FUNDS FLOW LETTER

SCHEDULE 4.5

WAIVER OF PLEDGE

SCHEDULE 5.1

WARRANTIES

Unless expressly provided herein to the contrary, the Warranties apply to each of the Company and the Subsidiaries and any reference to Company will be deemed a reference to each of the Company and the Subsidiaries.

All words and expressions defined in the Agreement shall, unless the context otherwise requires or unless otherwise expressly indicated, have the same respective meanings herein.

The Warrantor represents and warrants to the Purchaser that:

1.                                      Organisation

(a)                                 The Company has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation.

(b)                                No proposal has been made or resolution adopted for the dissolution or liquidation of the Company, no circumstances exist which may result in the dissolution or liquidation of the Company, and in relation to the Company no proposal has been made or resolution adopted for a statutory merger (“juridische fusie”) or division (“splitsing”), or a similar arrangement.

(c)                                 The Company has not been (i) declared bankrupt (“failliet verklaard”) or (ii) granted a temporary or definitive moratorium of payments (“surséance van betaling”) or (iii) made subject to any insolvency or reorganisation proceedings or (iv) involved in negotiations with any of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts, nor has, to the best knowledge of the Warrantor, any third party applied for a declaration of bankruptcy or any such similar arrangement for the Company.

(d)                                No attachment (“beslag”) has been made on any of the assets of the Company.

(e)                                 No resolution has been adopted by any corporate body of the Company which has not been fully implemented.

(f)                                   The current articles of association of the Company have been provided to the Purchaser.

(g)                                The Company meets all registration requirements under applicable law and evidence thereof (where available in the form of extracts) is attached hereto as Annex 1(g). The said evidence is correct and includes essential particulars as of the dates thereon and the information contained therein has not been modified by any subsequent event.

(h)                                The Company has no directors (“bestuurders”) or proxyholders (“procuratiehouders”) or their equivalents under any jurisdiction other than the Netherlands, other than the persons named in Annex 1(g). The Company has not granted powers of attorney to any third party authorising such third party to represent it for any special purpose.

(i)                                    The Company has properly kept record of all meetings of shareholders, supervisory directors for the years 2004 and 2005 and the minutes of these meetings fully and correctly reflect the matters which have been dealt with during those meetings. The Purchaser has been provided with true and complete copies of all minutes of all meetings of shareholders, supervisory directors for the years 2004 and 2005.

(j)                                    The Company has not over the past 3 (three) years had branches or (equity) interests in other (legal) persons. The Company is not a party to any partnership agreement (“v.o.f”.,”c.v”., “maatschap”) or equivalent.

2.                                     Capitalisation

(a)                                  The shareholders register (“aandeelhoudersregister”) of the Company correctly and completely reflects the current and former shareholdings of the Company and all particulars required to be entered in such register.

(b)                                 The structure of the Group, including details as to the share capital as set out in Annex A is true and correct.

(c)                                  Bookings Asia is in the process of liquidation.

(d)                                 The Seller has full right and title to the Shares.

(e)                                  The Company owns the total issued share capital of the Subsidiaries.

(f)                                    The Company owns 22,99% of the share capital of Global Bookings Connection B.V.

(g)                                 Global Bookings Connection B.V. is the legal and beneficial owner of the total issued share capital of Global Bookings Japan, Inc.

(h)                                 There are no grounds on the basis whereof any issue of the shares of the Company, Global Bookings Connection B.V or Global Bookings Japan, Inc may be invalidated.

(i)                                     The shares of the Company and the shares of Global Bookings Connection B.V and Global Bookings Japan, Inc are fully paid-up and are free and clear of any Encumbrances.

(j)                                     No depositary receipts (“certificaten”) have been issued for any of the shares in the Company.

(k)                                  The Company has not issued any profit sharing certificates (“winstbewijzen”) or granted any other rights to share in its profits (“winstrechten”), nor granted any other rights to third parties (including but not limited to its employees) entitling such third parties to share in its profits.

(l)                                     Apart from the obligations resulting from the Agreement, there are no obligations with respect to any of the shares of the Company, such as trust, shareholders’ or voting agreements or agreements restricting the transfer of such shares (other than those set forth in the articles of association of the Company) or the payment of dividends, or agreements pursuant to which approval therefor is required.

(m)                               The Company has not given to any person any right to acquire or subscribe for its shares. No rights, including but not limited to option rights, warrants, convertibles and similar rights, have been granted or issued relating to any shares of the Company. There are no unexecuted resolutions of the general meeting of shareholders of the Company providing for the issuance of shares in the capital of the Company or the grant of options or other rights to acquire shares in the capital of the Company.

(n)                                 The right to receive dividends or distributions of any kind (whether payable now or in the future) on the shares of the Company has not been disposed of. No one, with the exception of the Seller, has any right to distributions arising out of the profit, reserves and/or liquidation balance of the Company.

(o)                                 No rights have been granted to third parties as referred to in article 2:232 of the DCC which could prevent the Articles of Association of the Company from being amended.

(p)                                 The Company has not purchased, redeemed or repaid any share capital or given any financial assistance in connection with any such acquisition of share capital or issuance or sale of shares.

(q)                                 Since December 31, 2004 no dividend(s) and/or interim dividend(s) or any other kind of distribution have been declared or paid with respect to the shares of the Company.

(r)                                    The Company has access to all the original share certificates and/or shareholders registers or similar documents evidencing title to the shares in the Group Companies, which have all been properly amended to reflect all prior share transfers and share issuance, if any.

3.                                      Financial Statements

(a)                                  The Company has always kept its books in accordance with the applicable statutory requirements. The administration and bookkeeping of the Company is accurate and complete, has been maintained properly and is capable of providing adequate detailed information as to the Company’s financial position at any time.

(b)                                 The Warrantor has provided the Purchaser with true and complete copies of the consolidated audited financial statements of the Group for the fiscal years ended on December 31, 2003 and 2004, consisting of balance sheets for the Group as of each of such dates and income statements for the Group for the fiscal years then ended (“Financial Statements”). The audited balance sheet of the Group dated as of December 31, 2004 included in the Financial Statements is referred to herein as the “Balance Sheet” (attached hereto as Annex 3(b)) and the date of the Balance Sheet is referred to herein as the “Balance Sheet Date”.

(c)                                  The Financial Statements were prepared in accordance with Dutch GAAP applied on a basis consistent with that applied with respect to the preceding 5 (five) financial years of the Company.

(d)                                 The Financial Statements provide a true and fair view of the financial position and of the results of operations of the Group.

(e)                                  The Financial Statements include all adjustments (including all normal recurring accruals for unusual or non-recurring items) necessary for the fair presentation of the information set forth therein, and no adjustments or restatements are or will be necessary in respect of any items of an unusual or non-recurring nature, except as expressly specified in the Financial Statements.

(f)                                    All accounts receivable of the Company existing on the Balance Sheet Date or arisen since then represent receivables (a) which can be collected from the debtors involved within a time period of 3 (three) months from their due date without assistance by any third party being required and without any loss on collection, or (b) in respect of which a loss on collection has been adequately insured, or (c) for which an adequate provision has been made in the Financial Statements.

(g)                                 The Balance Sheet includes adequate provisions for all contingent and uncontingent or deferred obligations and liabilities of the Group as of the Closing Date including any and all (latent) Tax obligations as of the Closing Date.

(h)                                 The explanatory notes to the Financial Statements include all financial obligations under long-term contracts which have not been provided for in the Balance Sheet. The Balance Sheet includes sufficient provisions for losses on pending contracts and projects of the Group as of the Closing Date, to the extent such losses can be reasonably expected and evaluated.

(i)                                     There has been no change in the Group’s method of accounting or keeping of its books of account or accounting practices for the 3 (three) year period ended on the Balance Sheet Date.

(j)                                     The Company has at all times complied with its obligation to publish its annual accounts.

(k)                                  The Company maintains proper and adequate internal account controls which provide assurance that (i) transactions for each Group Company are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the Financial Statements and to maintain accountability for each Group Company’s assets; (iii) access to each Group Company’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of each Group Company’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory of each Group Company are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(l)                                     There are no significant deficiencies or material weaknesses in the design or operation of internal accounting controls that are reasonably likely to adversely affect the ability of any part of a Group Company’s business to record, process, summarize and report financial information.  There has been no and there does not currently exist any fraud that involves management or other employees who have a significant role in the internal controls relating to any Group Company.

(m)                               No Group Company has extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director, officer or key management employee of any Group Company.

4.                                      Absence of Certain Changes or Events

For a period of 1 (one) year prior to the Closing Date, there have been no changes in the financial position of Company, which have adversely affected or may adversely affect its net asset value or in general its business or properties, more particularly:

(a)                                  the Company has not sold, leased, transferred or assigned any of its assets, tangible or intangible, except for sales of inventory in the ordinary course of business;

(b)                                 the Company has not entered into any agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) either involving more than EUR 100,000 or outside the ordinary course of business;

(c)                                  no party (including the Company) has accelerated, terminated, modified or cancelled (i) any agreement, contract, lease or license (or series of related agreements, contracts, leases and licenses) to which the Company is a party or by which it is bound;

(d)                                 the Company has not encumbered any of its assets, tangible or intangible;

(e)                                  the Company has not made any capital expenditure (or series of related capital expenditures) either involving, individually or in the aggregate, a cost of more than EUR 100,000 or outside the ordinary course of business;

(f)                                    the Company has not made any capital investment in, any loan to or any acquisition of the securities or assets of, any other person;

(g)                                 the Company has not issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money or granted any other kind of guarantees;

(h)                                 the Company has not cancelled, compromised, waived or released any right or claim (or series of related rights and claims);

(i)                                     there has been no change made or authorized to be made in the articles of association or similar constitutional/governing documents of the Company;

(j)                                     the Company has not issued, sold or otherwise disposed of any shares in its capital, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any shares in its capital;

(k)                                  the Company has not declared, set aside or paid any dividend or agreed to make any distribution with respect to any shares in its capital (whether in cash or in kind) or redeemed, purchased or otherwise acquired any shares in its capital;

(l)                                     the Company has not experienced any damage, destruction or loss (whether or not covered by insurance) to its property;

(m)                               the Company has not made any loan to, or entered into any other transaction with, any of its directors or employees outside the ordinary course of business;

(n)                                 the Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified in any respect the terms of any existing such contract or agreement;

(o)                                 the Company has not granted any bonuses to, or a greater than 5% (five percent) increase in the base compensation of, any of its directors or employees;

(p)                                 the Company has not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other plan, contract or commitment for the benefit of any of its directors, officers or employees (or taken any such action with respect to any other employee benefit plan);

(q)                                 the Company has not made or promised to make any other material change in employment terms for any of its directors or employees;

(r)                                    the Company has not made or pledged to make any charitable contribution or other gift;

(s)                                  there has not been any other occurrence, event, incident, action, failure to act or transaction outside the ordinary course of business involving the Company and involving more than EUR 100,000 singly or EUR 250,000 in the aggregate;

(t)                                    the Company has not agreed or otherwise entered into an arrangement to do any of the foregoing in the future;

(u)                                 the Company has not agreed to take any action in future which, if taken prior to the time of signing the Agreement, would have made any representation or warranty set forth in this Schedule to be untrue or incorrect; and

(v)                                 the Company has not repaid or become liable to repay any loan or indebtedness in advance of its stated date of maturity.

5.                                      Real Property

(a)                                 The Group does not (legally and beneficially) own any real property.

(b)                                Annex 5(b) sets forth an accurate, correct and complete list of each parcel of real property (i) leased to or committed to be leased to the Company or (ii) leased by or committed to be leased by the Company (“Real Property Leased”).

(c)                                 The Seller has delivered to the Purchaser accurate and complete copies of all existing agreements relating to the Real Property Leased (including, bank guarantees posted as security, appraisal reports, environmental audits and similar reports).

(d)                                No other agreements, whether verbal or in writing, pertaining to the Real Property Leased exist with the counterparty to such agreements and no obligations have been assumed by the Company other than those which appear from these lease agreements.

(e)                                 All lease agreements with respect to the Real Property Leased are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which, with notice or lapse of time or both, would become a default. There are no rent disputes pending or threatened with respect to the Real Property Leased. No circumstance has arisen or is likely to arise whereby the rental has been or is likely to be increased.

(f)                                   None of the Real Property Leased has been leased to any person other than the Company and no other right of (sub-)lease, use or enjoyment of any of the Real Property Leased has been granted or promised to any person other than the Company.

(g)                                The Company has not made any changes to the Real Property Leased which by the end of the Lease Agreement must be undone at the expense of the Company or a Group Company.

(h)                                There are no claims or complaints with respect to any neighbouring property.

(i)                                    The Real Property Leased is fit for its present use and is in good state of maintenance and repair. The technical installations and the mains, pipes, cables and wiring present in the Real Property Leased are functioning properly and their use is not restricted in any way by order of any (governmental) authority.

(j)                                    The present use of the Real Property Leased is not restricted or impaired, or to the best of Warrantor’s knowledge, threatened to be restricted or impaired, by any laws, regulations or other rule of general application or administrative, criminal or civil decisions.

(k)                                 The Real Property Leased is connected directly to the public water, energy and sewerage systems and has lawful and unrestricted access to the public road.

(l)                                    The Real Property Leased has not been designated (nor is any  application pending) as a listed building within the meaning of the Monuments and Historic Buildings Act (“Monumentenwet”) 1988.

6.                                      Company Property

(a)                                  For the purposes of this section ”Company Property” shall mean all goods, other than Real Property Leased, being used by the Company and/or shown on the Balance Sheet, including the data base containing the hotel content.

(b)                                 The Company has full title to the Company Property, except as set forth in Annex 6(b) (which annex will be limited to goods used but not owned by the Company with an annual value in excess of Euro 10,000).

(c)                                  No item of the Company Property to which the Company has full title is subject to any Encumbrance, lease, option to lease or right of use of any nature whatsoever nor to any other right of any nature whatsoever, whether contractual or otherwise.

(d)                                 The Company is entitled to the unrestricted use of all Company Property.

(e)                                  The Company Property is in a good state of maintenance and repair.

7.                                       Intellectual Property Rights

(a)                                 For the purposes of this section:

 “Registered IP Rights” shall mean intellectual property rights (national and international) capable of being registered in a public register, including but not limited to patent rights, model and design rights, domain names, topography rights and/or trademark rights, and/or any applications for such rights, as well as any similar rights.

“Non-Registered IP Rights” shall mean all intellectual property rights (national and international) not capable of being registered in a public register, including but not limited to copyrights, database rights, artist rights, sound recording rights, producer’s rights and/or any other neighbouring rights, portrait rights, trade names and Know How, as well as any similar rights.

“Licensed Rights” shall mean any rights granted to the Company in respect of intellectual property rights (registered and non-registered) of third parties.

“IP Rights” shall mean the Registered IP Rights, the Non-Registered IP Rights and the Licensed Rights.

“Know How” shall mean all confidential technical and/or business information pertaining to the Company and its business.

(b)                                 The Company is the sole owner of the Registered IP Rights set forth in Annex 7(b), free of any Encumbrances. The Annex contains all Registered IP Rights of the Company. None of those Registered IP Rights has lapsed and all Registered IP Rights are valid or will be granted for the territory applied for.

(c)                                  The Company is the sole owner of the Non-Registered IP Rights set forth in Annex 7(c), free of any Encumbrances (such annex to contain, among other things, the copyrights relating to the (design and content of the) websites of the Group and the database rights vested in the database.). The Annex contains all Non-Registered IP Rights of the Company.

(d)                                 The Company has the right to use the Licensed Rights set forth in Annex 7(d), free of any Encumbrances. The Annex contains all Licensed Rights of the Company. Save as set forth in such Annex, no royalty or other fee will be required to be paid by the Company to any person in respect of the use of any of the Licensed Rights.

(e)                                  The Company is fully authorised to make use of and/or exploit the IP Rights. The right of the Company to make use of and/or exploit the IP Rights will not be affected by the Closing.

(f)                                    The Company has not granted any right whatsoever to Third Parties with respect to its IP Rights.

(g)                                 The carrying on of the business of the Company does not infringe upon any intellectual property rights of any Third Party and does not require the Company to obtain any license or other agreement to use any intellectual property rights of others. The Company has not received any communications alleging that the Company has violated the intellectual property rights of any other person other than the claims set forth in Annex 7(g). No claims are pending by any person with respect to the ownership, validity, enforceability or use of the IP Rights.

(h)                                 The Company is not aware of any violation by a Third Party of any of its IP Rights.

(i)                                     The Company has taken all legal and appropriate security measures to protect and preserve the secrecy, confidentiality and value of its IP Rights.

(j)                                     To the best of the Warrantor’s knowledge, the Know How has only been disclosed to persons who must have knowledge of such Know How in the interest of the business of the Company.

(k)                                  The Company does not believe that it is or will be necessary to use any inventions or works of authorship of its employees (or persons it currently intends to hire) made prior to their employment by the Company, other than such inventions or works of authorship that have been irrevocably transferred to the Company by such employees.

(l)                                     All IP Rights rights of Bookings Americas have been validly transferred to the Company.

(m)                               Bureau Industriële Reclame and Studio Karu has no copyrights in the design of the Company’s website.

8.                                      Information Technology

(a)                                  For the purposes of this section:

“Software” means computer Software, whether in source or object code, including but not limited to systems Software, operational Software, application Software, interfaces and/or firmware, and all updates, upgrades and/or new versions thereto, owned, under development or used, including Open Source Software.

 “Separable Custom-made Software” means computer Software developed for or by the Company, including but not limited to standard Software customised to meet the functional requirements of the Company; provided that the modules of which can be separated from standard Software not owned by the Company.

“Source Code” means the code used to develop and write the Software, which is compiled into executable code.

 “Documentation” shall mean documentation – whether in written or electronic form – with respect to the Software, including but not limited to preparatory work, functional and/or technical specifications, user documentation, manuals, development tools and data models.

“IT System” shall mean                   computer hardware including but not limited to the Software installed thereon, and the interfaces pertaining thereto.

“Open Source Software” means the open source Software licensed to Company under the General Public Licence or other license(s), including, but not limited to: Cent OS Linux, Nagios Perl Modules, Red Hat, Free BSD, Apache and MySQL Software.

(b)                                 No royalty, licence fee, or other payment will be required to be paid as a result thereof by the Company to any Person in respect of the right to use any Documentation, IT System or Software by the Company.

(c)                                  The Company is entitled to use the IT Systems and Software as presently used by the Company and the right of the Company to use the same and the terms under which the same are used will be unaffected by the Closing.

(d)                                 The IT Systems and Software owned and/or used by the Company are in good operating condition, with adequate capacity, functionality and response times to conduct the Company’s businesses as presently conducted.

(e)                                  In the period of twelve (12) months immediately preceding the Closing, there have been no failures or interruptions in the operation of the IT Systems and/or Software, which have had a material adverse effect on the conduct of the Company’s business.

(f)                                    The IT Systems and Software are adequately maintained and meet state of the art standards.

(g)                                 The Company has in place fully tested, current and otherwise appropriate disaster recovery plans and procedures for its IT Systems and Software in order to prevent the loss and facilitate the recovery of data lost through system failure, physical destruction or otherwise and has taken all reasonable steps and implemented all reasonable procedures to safeguard its IT Systems and Software and prevent unauthorised access thereto.

(h)                                 All data of the Company contained within the IT Systems and/or Software, and which are necessary for the continued operation of that business after the Closing in the same manner as the business was conducted prior to the Closing, is recorded, stored, maintained or operated or otherwise held by the Company and is not dependent on any facilities which are not under the exclusive ownership or control of the Company, except for the data contained within IT Systems collocated at True Server’s premises.

(i)                                     Annex  8(i) contains a complete and exhaustive list of all Open Source Software and Software (excluding Separable Custom-made Software), licensed and in use by the Company.

(j)                                     The Company has at its disposal all Documentation needed for the use of the Software.

(k)                                  The Company owns or has valid licences or other rights to use the Software, that such use does not infringe any rights of third parties and that to the best knowledge of the Warrantor no Person is challenging or infringing the rights of the Company with respect to the Software.

(l)                                     To the best of Warrantor’s knowledge, the Software contains no viruses, disabling codes and devices.

(m)                               The Company has taken all steps and commercial procedures to ensure, so far as reasonably possible, that the Software is free of viruses, disabling codes, devices or any other codes that may adversely affect the use of the Software after the Closing.

(n)                                 There are adequate escrow arrangements in place with respect to the Software (excluding Separable Custom-made Software), meaning (amongst other things) that the Source Code of the latest version of the Software in use is deposited in escrow, that such Source Code is of such quality that a reasonably skilled expert will be able to understand, modify and make additions to the Software (excluding Separable Custom-made Software) therewith in order to (amongst other things) correct defects in the Software (excluding Separable Custom-made Software) or to add functionality thereto and that such a reasonably skilled expert will be able to generate the object code of such latest version of Software (excluding Separable Custom-made Software) from such Source Code and Documentation.

(o)                                 The Company has not disclosed to any third party any source code or algorithms relating to Software or any of the Documentation owned or used by the Company, except where so obligated by (OSS) license.

(p)                                 The Company indemnifies against all costs and/or damages and/or expenses (including attorney fees) relating to and/or resulting from any third party that the Company’s GTC used on its website are not applicable and/or void.

(q)                                 The Company indemnifies against all costs and/or damages and/or expenses (including attorney fees) relating to and/or resulting from any third party claim (including governmental bodies) relating the non-compliance with E-Commerce Regulations that apply in the Netherlands.

(r)                                    The Company uses the Open Source Software (including, but not limited to: Red Hat 6.1/ 7.2/ 7.3, Fedora Core version 2/ version 3, Cent OS Linux, Free BSD, Apache, CPAN Perl Modules v.5.8.x and MySQL) in accordance with the licenses (including but not limited to: GNU General Public License, Apache License, Artistic License), granting the right to use the Open Source Software.

(s)                                  The Company indemnifies against all costs and/or damages and/or expenses (including attorney fees) relating to and/or resulting from any third party claim (including governmental bodies) relating to non-compliance with the Dutch Data Protection Act, in particular the notification requirement.

9.                                      Contracts, Obligations and Commitments

(a)                                  Set forth in Annex 9(a), is an accurate and complete list of the following contracts, agreements and commitments entered into by the Company or for the benefit of the Company, which Annex shall be deemed to include all Standard and Preferred Hotel Agreements (“Hotel Agreements”) concluded with all affiliates and hotels (collectively the “Material Contracts”):

(i)	agency, distribution and commission agreements;
(ii)	(sub)franchise agreements;

(iii)	agreements with credit card organizations;
(iv)	exclusive purchase agreements;
(v)	consultancy and management agreements;
(vi)	supply agreements;
(vii)	research and development agreements;
(viii)	factoring agreements;
(ix)	license agreements (including the Licensed Rights);
(x)	lease concerning Real Property Leased;
(xi)	lease agreements for Company Property with an annual value in excess of Euro 25,000;
(xii)	loan agreements and credit facilities (either as a lender or borrower);
(xiii)	guarantees, sureties or securities (for its own benefit of for the benefit of third parties);
(xiv)

joint venture contracts, co-operation agreements, shareholders’ agreements, consortium agreements, or arrangements or any other agreements which have involved or are expected to involve a sharing of profits with other persons;

(xv)	advertising agreements;
(xvi)	agreements limiting the freedom of the Company to compete in any line of business in any geographic area;
(xvii)	agreements or commitments relating to capital expenditures and which involve future payments by the Company in excess of EUR 100,000 individually or EUR 250,000 in the aggregate;
(xviii)	agreements or commitments relating to the disposition or acquisition of any assets (other than inventory in the ordinary course of business) by the Company;
(xix)	agreements having a term of more than 12 months which are not terminable by the Company which is a party thereto without penalty upon less than 3 months’ notice; and
(xx)	agreements which involve a value to the Company in excess of Euro 250,000 per annum.

(b)                                 To the best of the Warrantor’s knowledge, the Company has provided the Purchaser with complete and correct copies of all Material Contracts, except for the Hotel Agreements.

(c)                                  Bookings Europe B.V. is the counter party to all Hotel Agreements.

(d)                                 To the best of the Warrantor’s knowledge, all of the Material Contracts are legally valid, binding and enforceable in accordance with their respective terms and are in full force and effect.

(e)                                  To the best of the Warrantor’s knowledge, none of the Material Contracts has been modified, pledged, assigned or amended in any respect.

(f)                                    None of the Material Contracts provides that such Material Contract will be terminated, or that any party thereto has the right to terminate such Material Contract as a result of the consummation of the transactions contemplated by the Agreement.

(g)                                 Except as set forth in the Disclosure Letter, there are no defaults by the Company or, to the knowledge of the Warrantor, any other party to the Material Contracts which default will materially adversely affect the financial or commercial position of any of the Company.

(h)                                 To the knowledge of the Warrantor, no party to any Material Contract intends to cancel, rescind, withdraw, modify or amend a Material Contract.

(i)                                     The Company has not received written notice of any default, off-set, counterclaim or defence under any Material Contract.

(j)                                     No condition or event has occurred which with the passage of time or the giving of notice or both would constitute a default or breach by the Company of the terms of any Material Contract.

(k)                                  Bookings Americas has no relevant commercial contracts.

(l)                                     Bookings B.V. has fully and timely complied with all its obligations under the asset purchase agreement with IBO Internet Bookings Organisation VOF dated January 4, 2002 (as amended) and consequently has retained the exclusive rights to carry out the Business under the Bookings name in Belgium, Germany and Luxembourg.

(m)                               The Company has not issued any declaration promising to refrain from granting any mortgage or pledge (negatieve hypotheek- of pandverklaring).

(n)                                 The Company has not received notice (whether formal or informal) from any lenders requiring an early repayment of loans or intimating the enforcement by any such lender against any security which it may hold, and, to the knowledge of the Warrantor, there are no circumstances likely to give rise to any such notice. None of the financial facilities of the Company is dependent on the guarantee or indemnity of or any security provided by a third party.

(o)                                 The Company is not a party to any agreement or arrangement with (i) the Seller (including its employees, agents or directors) or any person related in any way to the Seller or (ii) the direct or indirect shareholders or beneficial owners of the Seller (including their employees, agents and directors).

(p)                                 The Warrantor has no knowledge, information or belief that after the date hereof or as a result of this Agreement (i) any supplier of the Company will cease, or be entitled or likely to cease, supplying the Company, or may substantially reduce its supply, or modify its terms of supply, to the Company, (ii) any customer of the Company will cease, or be entitled or likely to cease, to deal with the Company, or may substantially reduce its existing level of business with, or alter the basis upon which it does business with the Company, or (iii) any director or key employee of the Company will leave the employ of the Company.

(q)                                 At the Closing Date the balance of all working capital facilities extended by ABN AMRO Bank N.V. to the Company is positive.

10.                               Litigation and compliance

(a)                                  There are no claims, suits, actions or proceedings pending or, to the best knowledge and belief of the Warrantor threatened against, relating to or affecting the Company or before any court, arbitrator, (semi)governmental department, commission, agency, instrumentality or authority.

(b)                                 To the best of Warrantor’s knowledge, no petition for a preliminary hearing of witnesses (“voorlopig getuigenverhoor”) or a preliminary investigation of experts (“voorlopig deskundigenbericht”) has been filed against the Company.

(c)                                  The Company is not engaged in, subject to or affected by any criminal proceedings or investigation, nor are there to the best of Warrantor’s knowledge any such proceedings or investigations threatened against any of the Company.

(d)                                 To the best of the Warrantor’s knowledge, there has been no violation by the Company of any law or regulation as a result of which the financial or commercial position of the Company could be materially adversely affected.

(e)                                  To the best of the Warrantor’s knowledge, the Company is not a party to any agreement, takes part in any concerted practice or is bound by any decision of an association of undertakings which contravenes the Competition Act (“Mededingingswet”) or the competition laws of any jurisdiction applicable to it. The Company has not received notice of any kind from, or is under any obligation to notify, the Netherlands Competition Authority, the European Commission or any authority in any other country competent in competition matters.

(f)                                    The Company, Bookings Europe and Bookingsportal do not make their business of attracting and onlending or investing repayable funds for their own account.

(g)                                 The Company has filed a registration with the Data Protection Authority (“College Bescherming Persoonsgegevens”).

11.                               Permits

(a)                                  All necessary licenses, consents, approvals, permissions, permits and authorisations (public and private) (collectively, “Permits”) have been obtained by the Company to enable it to lawfully carry on its business effectively in the places and in the manner in which such business is now carried on.

(b)                                 A complete list of the permits is set forth in Annex 11(b).

(c)                                  The Permits are valid and in full force and effect and the Warrantor knows of no reason, and is not aware of any facts or circumstances which would be likely to give rise to any reason, why any of such Permits would be suspended, cancelled, revoked or not renewed.

(d)                                 The Company is not in violation of the terms of any of the Permits.

12.                               Insurance

(a)                                   The Company has concluded the insurance policies listed in Annex 12(a) (“Insurance Policies”). The Insurance Policies are in full force and effect. The Company has not entered into any insurance policies other than the Insurance Policies.

(b)                                  The Insurance Policies contain accurate descriptions of the insured risks, and offer the Company adequate cover against all risks normally insured against by persons carrying on a similar business as the Company, such as fire, third party liability, consequential damages and business interruption.

(c)                                   There are no pending or asserted claims as to which any insurer has denied liability, and there are no claims that have been disallowed or according to the involved insurer have been filed improperly.

(d)                                  To the best of Warrantor’s knowledge, the Company did not fail to disclose information to the involved insurer that may give rise to annulment of any insurance by the insurer.

(e)                                   Neither the Warrantor nor the Company have knowledge or any facts or occurrence of any event which will materially increase the premiums payable under any of the Insurance Policies or which may lead to a continuation or renewal on less favourable terms.

(f)                                     All premiums in respect of the Insurance Policies, which have become due and payable on or before the Closing Date have been paid and the Company has fulfilled all its obligations under the Insurance Policies.

(g)                                  Within the past 5 (five) years the Company has not been refused any requested insurance coverage and no material claim made by the Company has been questioned, denied or disputed by any insurers.

13.                               Employees

(a)                                   Set forth in Annex 13(a) is a complete list of the names of all employees of the Company. The list also specifies (i) current position (ii) age, (iii) commencement of employment, (iv) gross annual salary, (v) accrued holidays, (vi) employees on sick leave and duration of sick leave if over 3 weeks, and (vii) other key terms and conditions of employment (including lease cars, profit-sharing, commission or bonus arrangements). Each employee is employed by the Group Company located in the jurisdiction where such employee resides.

(b)                                  There is no person working for the Company on the basis of a management agreement, consultancy agreement or an agreement for the rendering of services (“overeenkomst van opdracht”).

(c)                                   There is no agreement or understanding (contractual or otherwise) between the Company and any employee or ex-employee with respect to his employment, his ceasing to be employed or his retirement which is not included in the written terms of such employment

(d)                                  There are no collective agreements or other agreements or arrangements between the Company and any trade union or other body representing the employees (such as works councils) applicable to the Company.

(e)                                   No director, employee or agent of the Company has been granted, nor is the Company in any way committed to grant, any special termination or exit payments to any such director, employee or agent.

(f)                                     Neither the execution of the Agreement nor the consummation of the transactions contemplated thereby will (a) result in any payment to, or any commitment to make a payment to, any director, employee, agent, consultant, supplier or customer of the Company, (b) increase any benefits otherwise payable to such persons or (c) result in the acceleration of the time of payment or vesting of any benefits payable to any of such persons.

(g)                                  No director or employee has been granted any rights to shares in the Company. The Company does not have any stock appreciation right schemes, phantom stock schemes or similar schemes.

(h)                                  There are no schemes in operation in relation to the Company under which any employee of the Company is entitled to any commission or remuneration of any other sort of payment calculated by reference to the whole or part of the turnover, profit or sales of the Company.

(i)                                      All accrued vacation and/or leave days (“opgebouwde vakantiedagen”) of the employees have either been taken, given financial compensation for, or have been provided for in the Financial Statements.

(j)                                      Neither the Company nor any of its employees are involved in any industrial dispute. No facts are known, or could on reasonable inquiry be known, to the Warrantor or the Company’s directors which might suggest that there may be an industrial dispute involving the Company or that any of the provisions of this Agreement may lead to any such industrial dispute.

(k)                                   To the best of the Warrantor’s knowledge, none of the employees are expected to terminate their employment agreement with the Company.

(l)                                      The Company is not involved in any reorganisations which will or may have an impact on its employees and/or their labor conditions.

(m)                                No director of the Company has any ownership interest in any competitor, supplier, or customer of the Company (other than ownership of securities of a publicly-held corporation of which such person owns, or has real or contingent rights to own, less than 1% (one percent) of any class of outstanding securities).

(n)                                  To the best of the Warrantor’s knowledge, the Company has at all times and in all material respects complied with the labour laws applicable to it.

(o)                                  The Company has duly filed all declarations required to be filed regarding social security contributions. None of such declarations have been disputed by any of the authorities concerned. All social security contributions and any and all interest, penalties and additions with respect thereto for which the Company is or may become liable in respect of any period ending on the Balance Sheet Date have either been paid in full or full provisions therefore have been made in the Balance Sheet.

(p)                                  Annex 13(p) sets forth an accurate and complete list and summary description of all pension plans, old age and early retirement schemes, deferred compensation and similar arrangements (“Benefit Plans”), maintained or contributed to by the Seller and/or the Company for the benefit of any employees or other persons associated with the Company.

(q)                                  Other than reflected in such Annex, the Company is not a party to or in any other way bound by any written or oral pension or (early) retirement scheme or plan, and no promises for the benefit of any employees or other persons associated with the Company have been made by the Company in respect thereof.

(r)                                     All contributions to and payments from the Benefit Plans that may have been required to be made in accordance with the Benefit Plans and applicable law have been timely made and there are no, nor will there be at Closing, back service and other liabilities in respect of any of the Benefit Plans.

(s)                                   Each Benefit Plan is in compliance with the requirements of applicable laws and regulations.

14.                               Taxation

(a)                                   The Company has always duly, timely and correctly paid all Taxes for which it has been assessed, or which have become due or will become due, or which have arisen or accrued or will arise or accrue with regard to the period up to and including the Closing Date or, insofar these Taxes have not been paid, they have been adequately and fully provided for in the Closing Balance Sheet.

(b)                                  The Company has duly, timely and correctly made all filings (including appeals (“bezwaar en beroep”)) returns, payments and withholdings, given all notices, maintained all records and supplied all other information in relation to Taxes which it was required to make, give, maintain or supply and all such returns, payments, withholdings, notices, records and information were complete and accurate.

(c)                                   The Company has not been or is not liable to pay any penalty, fine, interest or similar amount in relation to Taxes and there are no facts which are likely to cause the Company to become liable to pay any such penalty, fine, surcharge or interest, nor have there been any circumstances which might have a negative effect with regard to such a penalty.

(d)                                  The Company has not entered into any arrangement (including but not limited to “rulings”) with any tax authority or is subject to a special regime with regard to (the payment of) Taxes.

(e)                                   No request for an exchange of information regarding Tax relating to the
Company or in relation to the business relations of the Company has been made by any Tax authority.

(f)                                     The Company has not been a party to any transaction or series of transactions which is or forms part of a scheme for the avoidance of Tax or which can reasonably be considered as such.

(g)                                  The Company is not or will not be held liable for Taxes due by any person or entity other than the Company.

(h)                                  Neither in the current financial year nor in the preceding five financial years has the Company claimed, utilized or requested exemptions or deferrals in relation to Taxes, including but not limited to exemption or deferrals of Taxes relating to reorganizations or mergers.

(i)                                      There neither is nor has been any dispute, including but not limited to litigation, between the Company and any tax authority, nor has the Company been the subject of any extraordinary investigation by any tax Authority and there are no facts which are likely to give rise to any such dispute or investigation.

(j)                                      All interest and other sums of having the nature of expense payable by the Company are and will be wholly allowable as deductions in computing the income of the Company for Tax purposes.

(k)                                   No claim has been made by the Company for the depreciation of any asset for Tax purposes, which may be disallowed.

(l)                                      The Company has not had its Tax affairs dealt with on a consolidated basis pursuant to Article 15 Corporate Income Tax Act 1969 or any other basis which allows a combined filing, profit calculation or payments of Tax for more than one Person, except for the Dutch Subsidiaries which form part of a fiscal unity for VAT and corporate income tax purposes.

(m)                                No party has any claim against the Company in connection with: (i) the allocation of or an agreement to allocate corporate income tax; (ii)           recovering corporate income tax from any of the Companies; or (iii) the utilisation of losses; all within a consolidated tax group (“fiscale eenheid”) the Company has been included in.

(n)                                  For all differences between commercial and Tax valuations, a sufficient deferred Tax provision is formed at the applicable statutory rate.

(o)                                  For Tax purposes, the Company is and has been resident only in the jurisdiction in which it is incorporated and does not have nor had a permanent establishment or permanent representative or other taxable presence in any jurisdiction other than that in which it is resident for Tax purposes. The Company does not constitute or has not constituted a permanent establishment or is not or has not been a permanent representative of another Person.

(p)                                  The Company has not tainted (share) capital (“besmet fusie aandelenkapitaal / agio”) within the meaning of Article 3a of the Dutch Dividend Tax Act 1965.

(q)                                  The Company is not a real estate investment company within the meaning of Article 4 of the Dutch Legal Transfer Act 1970 (“Wet op belastingen van rechtsverkeer 1970”).

(r)                                     The Company has complied in all respects with the requirements and provisions of the “Wet op de omzetbelasting 1968” and all regulations and orders made there under (“the VAT legislation”) and has made and maintained accurate and up to date records, invoices, accounts and other documents required by or necessary for the purpose of the VAT legislation and the Company has at all time punctually made all payments and filed all returns required hereunder.

(s)                                   The Company has not at any time been integrated in a consolidated Tax group for VAT purposes and/or has not at any time had its Tax affairs dealt with on a consolidated basis or any other basis which allows a combined filing or payments of Tax for more than one Person, except for the Dutch Subsidiaries which form part of a fiscal unity for VAT and corporate income tax purposes.

(t)                                     No party has any claim against the Company in connection with or regarding VAT and associated liabilities that do not relate to transactions carried out or procured by the Company while considered included in a fiscal unity for VAT purposes.

(u)                                  The Company has not been partially exempt for any VAT accounting period at any time since incorporation date and will not in respect of supplies of goods or services invoiced to the Company prior to Closing Date be denied credit for any input tax.

(v)                                  The Company does not own assets, which are treated as capital items, for which the input tax may be subject to adjustment in accordance with the VAT legislation.

(w)                                All applications for governmental subsidies, which have been made or are reflected in the Financial Statements, have been duly and correctly made and no refunds and no interest, penalties or additions regarding such refunds are or will be due in respect of governmental subsidies.

(x)                                    No charge to Tax will arise on the Company or on the Buyer by virtue of the entering into and/or completion of the Agreement.

15.                               Warranties and Products

(a)                                 There is no outstanding claim against the Company for breach of service or warranty to any customer.

(b)                                No state of facts exists and no event has occurred which may form the basis of any present claim against the Company for liability on account of any express or implied warranty to any customers or other third parties in connection with services rendered by the Company.

16.                               Environmental Warranties

(a)                                  All activities of the Company have been conducted in compliance with, and all properties leased or operated by the Company comply with, all Environmental Laws.

(b)                                 The Company has not received any claim, notice, action or communication from any governmental or regulatory authority, citizen group, employee, works council or otherwise, nor is such claim, notice, action or communication pending, claiming any violation of any of the Environmental Laws, or demanding or requiring any environmental repair, construction, alteration or emission (including but not limited to emission to air and water, noise or malodour) and vibration reduction.

17.                               Brokers

Neither the Company nor the Seller has engaged, or caused to be incurred any liability to any finder, broker or sales agent in connection with the origin, negotiation, execution, delivery, or performance of the Agreement and the transactions contemplated hereby.

18.                               Information

(a)                                  To the best of the Warrantor’s knowledge, all information given to the Purchaser and its representatives and professional advisors by the Seller, the Company and their respective representatives and professional advisors relating to the business activities, affairs or assets and liabilities of the Company, was when given, and is now, accurate and complete in all respects and not misleading in any respect.

(b)                                 The Warrantor has made reasonable inquiry regarding any facts or circumstances that can reasonably be considered to be material to an accurate appraisal of the business, assets, liabilities and affairs of any of the Company. The Warrantor does not know of any information which is or may reasonably be considered to be material to such an appraisal and which has not been disclosed to the Purchaser.

SCHEDULE 5.2

DATA ROOM MATERIALS

SCHEDULE 5.3

DISCLOSURE LETTER

SCHEDULE 5.7

SELLER’S WARRANTIES

The Seller represents and warrants to the Purchaser that:

1.                                       It is a corporation that is duly organized and validly existing under the laws of the jurisdiction in which it was incorporated, with the requisite power and authority to enter into and perform its obligations under this Agreement, and has taken all necessary corporate action to authorize the execution and performance thereof;

2.                                       The Agreement and all other agreements and obligations undertaken in connection with the transactions contemplated hereby constitute or will constitute, following the execution and delivery thereof, the valid and legally binding obligations of the Seller, enforceable against it in accordance with the respective terms, subject to enforcement of remedies to applicable bankruptcy, insolvency, reorganization and other laws affecting generally the enforcement of the rights of creditors and subject to the discretionary authority of a court of competent jurisdiction with respect to the granting of a decree ordering specific performance or other equitable remedies.

3.                                       The execution, delivery and performance by it of this Agreement, and the agreements contemplated herein shall not:

(ii)                                  violate the provisions of the law applicable to it and its articles of association (or comparable charter documents, each as amended from time to time), or any resolution of its supervisory board or management board; or

(iii)                               conflict with or result in the breach or termination of any material term or provision of, or constitute a default under, or cause any acceleration under, any material license (including operating licenses), permits or material agreement to which it is bound.

4.                                       It is not precluded by the terms of any contract, agreement or other instrument from (i) entering into this Agreement, or (ii) entering into any agreement or transaction contemplated in this Agreement, or (iii) from the consummation of any of the foregoing.

5.                                       No material consents, approvals, orders or authorizations of, or registrations, or declarations of filing with, any person are required in connection with the execution and delivery and consummation of this Agreement, or the agreements contemplated herein, other than the ones obtained or contemplated to be obtained by this Agreement.

SCHEDULE 5.8

PURCHASER’S WARRANTIES

The Purchaser represents and warrants to the Seller that:

1.                                       It is a corporation that is duly organized and validly existing under the laws of the jurisdiction in which it was incorporated, with the requisite power and authority to enter into and perform its obligations under this Agreement, and has taken all necessary corporate action to authorize the execution and performance thereof;

2.                                       The Agreement and all other agreements and obligations undertaken in connection with the transactions contemplated hereby constitute or will constitute, following the execution and delivery thereof, the valid and legally binding obligations of the Purchaser, enforceable against it in accordance with the respective terms, subject to enforcement of remedies to applicable bankruptcy, insolvency, reorganization and other laws affecting generally the enforcement of the rights of creditors and subject to the discretionary authority of a court of competent jurisdiction with respect to the granting of a decree ordering specific performance or other equitable remedies.

3.                                       The execution, delivery and performance by it of this Agreement, and the agreements contemplated herein shall not:

(i)                                     violate the provisions of the law applicable to it and its articles of association (or comparable charter documents, each as amended from time to time), or any resolution of its supervisory board or management board; or

(ii)                                  conflict with or result in the breach or termination of any material term or provision of, or constitute a default under, or cause any acceleration under, any material license (including operating licenses), permits or material agreement to which it is bound.

4.                                       It is not precluded by the terms of any contract, agreement or other instrument from (i) entering into this Agreement, or (ii) entering into any agreement or transaction contemplated in this Agreement, or (iii) from the consummation of any of the foregoing.

5.                                       No material consents, approvals, orders or authorizations of, or registrations, or declarations of filing with, any person are required in connection with the execution and delivery and consummation of this Agreement, or the agreements contemplated herein, other than the ones obtained or contemplated to be obtained by this Agreement.

SCHEDULE 10.15

DECLARATION OF SPOUSAL CONSENT

EX ARTICLE 1:88 OF THE DCC